

Axos Financial, Inc.
Investor Presentation

May 2022

NYSE: AX

axos Banking Evolved

Safe Harbor



This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The use of future tense or words "future plans," "believe," "expect," "anticipate," "estimate," "project," or the negation thereof or similar expressions constitute forward-looking statements within the meaning of the Reform Act. These statements may include, but are not limited to, projections of revenues, income or loss, estimates of capital expenditures, plans for future operations, products or services, including new initiatives and expansion, the effects of the COVID-19 pandemic, and financing needs or plans, as well as assumptions relating to these matters. Such statements involve risks, uncertainties and other factors that may cause actual results, performance or achievements of the Company and its subsidiaries to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. For a discussion of these factors, we refer you to the Company's reports filed with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended June 30, 2021, Form 10-Q for the quarter ended March 31, 2022 and its last earnings press release. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or by any other person or entity that the objectives and plans of the Company will be achieved. For all forward-looking statements, the Company claims the protection of the safe-harbor for forward-looking statements contained in the Reform Act.

Axos' Business Model is Differentiated From Other Banks

axos

Customer Acquisition	Sales	Servicing	Distribution
• Digital Marketing • Affinity and Distribution Partners • Data mining/target feeding direct marketing • Cross-selling	• Automated fulfillment • Inbound call center sales • Outbound call center sales • Minimal outside sales • Significant inside sales	• Self-service • Digital journey • Direct banker (call center)	• Balance sheet • Whole loan sales options • Securitization

Core Digital Capabilities

- Data Driven Insight
- Integrated Customer Experience
- Digital Marketing
- Digitally Enabled Operations
- Next-Gen Technology

Our Business Model is More Profitable Because Our Costs are Lower and Our Assets are Higher-Yielding

axos™

As % of average assets	**Axos Bank[1] (%)**	**Banks Greater Than $10bn[2] (%)**
Net interest income	4.30%	2.21%
Salaries and benefits	0.82%	1.18%
Premises, equipment and other non-interest expense	1.00%	1.02%
Total non-interest expense	**1.82%**	**2.20%**
Core business margin	**2.48%**	**0.01%**

(1) For the three months ended December 31, 2021 – the most recent data on FDIC website "Statistics on Depository Institutions Report". Axos Bank only, excludes Axos Financial, Inc. and non-bank subsidiaries to compare to FDIC data. Data retrieved May 2, 2022.

(2) All Commercial Banks by asset size. FDIC reported for three months ended December 31, 2021. Total of 160 institutions >$10 billion. Data retrieved May 2, 2022.

Axos Financial's Three Business Segments Provide the Foundation for Sustained Long-term Growth


Consumer Banking
Securities
Commercial Banking

Investment Thesis

- Diverse mix of asset, deposit, and fee income reduces risk and provides multiple growth opportunities in varying environments
- Differentiated retail digital strategy from "online savings banks" or fin-tech competitors
- Structural cost advantage vs. traditional banks
- Differentiated distribution strategy
- New business initiatives generate incremental growth
- Universal Digital Banking Platform and Enterprise Technology stack provide operating leverage opportunity
- Technology synergies among business segments reduce overall cost of growth strategy

Fiscal 2022 Third Quarter Highlights Compared with Fiscal 2021 Third Quarter

Asset Growth


$ Millions
20,000
15,000
10,000
5,000
0
14,827
8.5%
16,081
Q3 2021
Q3 2022

Deposit Growth


$ Millions
15,000
10,000
5,000
0
11,613
9.6%
12,733
Q3 2021
Q3 2022

Net Income


$ Millions
100
50
0
53.6
15.2 %
61.8
Q3 2021
Q3 2022

Diluted EPS


$ Diluted EPS
1.00
0.80
0.60
0.40
0.20
0.00
0.91
12.1%
1.02
Q3 2021
Q3 2022

Return on Equity = 15.89%

Return on Assets = 1.59%

Diluted EPS and Book Value Per Share Have Been Consistently Strong

Diluted EPS (FY)


$ per share
4.50
4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
14.9% CAGR
1.58
1.74
1.88
2.48
2.98
3.56
4.04
2016
2017
2018
2019
2020
2021
2022

Book Value Per Share (FY)


$ per share
30.00
25.00
20.00
15.00
10.00
5.00
0.00
14.4% CAGR
10.73
13.05
15.24
17.47
20.56
23.62
26.58
2016
2017
2018
2019
2020
2021
2022

Note: Company uses a June 30 fiscal year-end. FY2022 diluted EPS annualized from Q3 2022 data.

Net Interest Margin Has been Stable/Rising Through a Variety of Interest Rate Cycles


Stable Net Interest Margin, without HRB
3.90%
3.84%
3.76%
3.83%
3.92%
4.11%
1.60%
1.91%
2.40%
0.08%
0.08%
0.33%
2017
2018
2019
2020
2021
Q3 2022*
NIM (Excluding HRB)
Effective Fed Funds rate

* Company uses a June 30 fiscal year-end. Q3 2022 data is for the 9 months ended March 31, 2022.

Loan Portfolio More Sensitive to Rate Increases Today Compared to Last Fed Fund Rate Hike Starting in 2015


September 30, 2015
Variable rate
9%
Fixed
12%
80%
Hybrid


March 31, 2022
Fixed
9%
Variable rate
52%
39%
Hybrid

Interest Rate Components of Loan and Lease Portfolio
At March 31, 2022

Mix of Loan Repricing Types



Fixed
9%
Hybrid
39%
Variable
52%

Fixed/Hybrid Years to Maturity / Repricing*



$M
7,000
6,000
5,000
4,000
3,000
2,000
1,000
-
691
1,338
2,700
4,178
5,856
6,321
6,336
6,408
1/2
1
2
3
5
10
20
>20
Years
11%
21%
42%
65%
91%
99%
99%
100%

* - Assumes Hybrids prepaying at 15% CPR

Floor Analysis – Variable-Rate Loans



$M
1,143
3,127
4,667
5,347
6,375
In the money
17%
+50 Bps
46%
+100 Bps
69%
+150 Bps
79%
+200 Bps
94%

Axos Clearing Net Interest Margin is Highly Rate Sensitive with De minimis Impact to Capital

$ Thousands

Clearing NIM	Driver	Value	Annualized* Revs/Costs	Sensitivity to rate	Securities Net Capital Impact
15c-3	Rate	0.35%	+$942	100%	0%
	Volume	$270,418			
Margin Lending	Rate	3.54%	+$11,467	75%-100%	0%-10%
	Volume	$323,922			
Securities Borrowed	Rate	2.52%	+$9,955	100%	0%
	Volume	$395,034			
Securities Loaned	Rate	0.17%	-$832	75%-100%	0%
	Volume	$489,189			
Debt	Rate	2.18%	-$1,368	100%	0%
	Volume	$62,692			
		Net $	+$20,164		

* Annualized based on Q3 FY 2022

Optionality with Deposits from Axos Securities

Securities segment provides approximately $2.8 billion of deposits that can be brought on balance sheet or pushed to partner banks to generate fee income

- Provides stable, low/no-cost deposits that can be used to fund Axos Bank's loan growth
- Currently 15 partner banks hold approximately $800 million deposits off Axos Bank's balance sheet
- Significant upside to fee income if interest rates rise and/or more deposits are pushed to partner banks

Annualized Fee Income $M(1)



70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
3.2
11.2
11.2
39.2
19.2
67.2
Base
plus 100 bps
plus 200 bps
Current Level Off-B/S
Hypothetical $2.8B Off-B/S

(1) Amount of fee income may be higher or lower, depending on how much deposits from Axos Securities are held on or off Axos Bank's balance sheet.

Axos is a Top Quartile Performer Versus Bank Peer Group

	Axos Bank	Peer Group	Percentile
ROAA	1.84%	0.72%	94%
Return on equity	18.06%	6.87%	94%
G&A	1.78%	2.39%	18%
Efficiency ratio	39.12%	69.04%	5%

The 94% on ROE means that the Bank outperformed 94% of all banks. The 18% G&A ranking means that only 18% of banks spend less on G&A than Axos. Peer group includes savings banks greater than $1 billion.

Source: Uniform Bank Performance Report (UBPR) as of 3/31/22; data retrieved 5/2/22.
Note: Peer group is all savings banks (101) with assets greater than $1 billion for quarter ended 3/31/22.

Net Loan Growth by Category for Third Quarter Ended March 31, 2022

$ Millions

Loans	Category	Subcategory	Q3 FY22	Q2 FY22	Inc (Dec)
Loans	Single Family Mortgage & Warehouse	Jumbo Mortgage	$3,549	$3,686	(137)
		SF Warehouse Lending	423	596	(173)
	Multifamily & Commercial Mortgage	Multifamily	2,080	2,017	63
		Small Balance Commercial	583	467	116
	Commercial Real Estate	CRE Specialty	4,171	3,735	436
		Lender Finance RE	122	122	0
	Commercial & Industrial Non-RE	Lender Finance Non RE	676	742	(66)
		Equipment Leasing	107	96	11
		Asset-Based Lending	998	793	205
	Auto & Consumer	Auto	454	417	37
		Unsecured / OD	67	62	5
	Other	PPP	13	20	(7)
		Other	3	3	0
			$13,246	$ 12,756	$490

Prudent Loan Growth With Low LTVs

Net Loans – Last Five Quarters ($ in Millions)



$14,000
$12,000
$10,000
$8,000
$6,000
$4,000
$2,000
$-
$11,610
$11,711
$11,415
$11,879
$12,607
$13,094
Q2 2021
Q3 2021
Q4 2021
Q1 2022
Q2 2022
Q3 2022

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Average Mortgage Loan to Value

	Q2 2021	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022
Multifamily	56%	55%	55%	56%	56%	55%
Single family	58%	57%	57%	57%	57%	57%

Note: Company uses a June 30 fiscal year-end.

Strong Loan Origination Growth

Expect Mid-Teens Loan Growth in FY 2023

Fiscal Year Loan Originations


$ Billions
12.2%
5-yr CAGR
10
9
8
7
6
5
4
3
2
1
0
5.0
5.6
7.5
8.4
8.4
8.9
1.4
1.4
1.6
1.5
1.6
1.6
3.6
4.2
5.9
6.9
6.8
7.3
2016
2017
2018
2019
2020
2021
Annual growth rate
12.0%
33.9%
12.0%
0.0%
6.0%
Loans for Investment
Loans for Sale

Future Plans

- Organic growth in existing business lines
  - Multifamily geographic expansion
  - Agency and jumbo mortgage channel expansion
  - Small Balance Commercial Real Estate expansion
  - Large Balance Commercial / Specialty Real Estate expansion
- Additional C&I verticals/product expansion
- Retail auto lending launch
- RIA M&A and succession lending

Diversified Deposit Gathering

axos™

- Serves 40% of U.S. Chapter 7 bankruptcy trustees in exclusive relationship
- Software allows servicing of SEC receivers and non-chapter 7 cases

- Full service digital banking, wealth management, and securities trading

- Fiduciary services for trustees
- 1031 exchange firms
- Title and escrow companies
- HOA and property management

- White-label banking


Fiduciary Services $1.2 B
Consumer Direct $4.4 B
Specialty Deposits $1.0 B
Distribution Partners $1.0 B
Diversified Deposit Gathering Business Lines
Axos Securities $2.0 B
Small Business Banking $0.5 B
Commercial / Treasury Management $2.6 B

- Broker-dealer client cash
- Broker-dealer reserve accounts

- Business banking with simple suite of cash management services

- Full service treasury/cash management
- Team enhancements and geographic expansion
- Bank and securities cross-sell

* Deposit balances as of 3/31/22. There is an additional approximately $840 million off balance sheet.

Deposit Growth in Checking, Business, and Savings Was Achieved While Transforming the Mix of Deposits

June 30, 2013

100% of Deposits = $2.1 billion



Checking and other demand deposits
19%
Time deposits
50%
31%
Savings

March 31, 2022

100% of Deposits = $12.7 billion



Savings – IRA
Time deposits
2%
8%
Checking and other demand deposits
24%
Savings
66%

Checking Growth (6/2013 – 3/2022) = 2,033%

Savings Growth (6/2013 – 3/2022) = 384%

Customer Base and Deposit Volume is Well Distributed Throughout the United States


Montana
North Dakota
South Dakota
Wyoming
Idaho
Nevada
Utah
United States
New Mexico
Texas
Maine
New Brunswick
New Hampshire
Massachusetts
Rhode Island
New Jersey
Delaware
Maryland
District of Columbia
Baja California
Sonora
Chihuahua
Coahuila
Baja California Sur
Nuevo León
Sinaloa
Durango
Average Deposit Balance
100
500
1000
2500
5000
10000
25000
100000
250000
Number of Accounts
1
10
25
50
90

Axos Deposits Have National Reach With Customers in Every State

Commercial Loans and Deposits



Spot Balance ($B's)
$10.0
$9.0
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
$0.0
$4.45
$3.01
$8.74
$6.30
27.84% CAGR
30.92% CAGR
Jun-19
Mar-22
Loans
Deposits

Loan Growth Drivers

- Product Expansion
- Repeating Client Relationships
- Reputation for Reliable Execution

Deposit Growth Drivers

- Unique value proposition encompassing industry expertise, product/technology, service levels and financial value

Fee Income Growth and Diversification

Year Ended
June 30, 2019

100% of Non-Interest Income =
$82.9 million



Prepayment Penalty
7%
Gain on Sale
8%
Mortgage Banking
6%
Banking and Services Fee
65%
14%
Broker-Dealer

Nine Months Ended
March 31, 2022

100% of Non-Interest Income =
$115.0 million*



Banking and Services Fee
26%
Prepayment Penalty
11%
18%
Mortgage Banking
45%
Broker-Dealer

Bank Income (6/2019 – 3/2022) = -11%

Securities Fee Income ** (6/2019 – 3/2022) = 344%

* Note: non-interest income annualized for presentation in pie graph and comparison vs 6/30/19.
** Note: FY22 includes income from AAS business, which was acquired August 2, 2021.

Axos Securities Overview

Monetizing synergies by integrating Banking products and services to Securities customers, RIAs, and IBDs

Axos Securities

Axos Clearing Securities Clearing & Custody	69 IBDs 200 RIAs 265,000 Clients
Axos Invest Digital Wealth & Personal Financial Management	24,000 Clients
Axos Trading Self-Directing Trading	Launched Fiscal Q1 2022*

Access to ~329,000 Clients

Consumer Banking
- Consumer Deposit Accounts
- ODL/Margin Accounts
- Jumbo Single Family Mortgage Loans

Commercial Banking
- Securities-Backed Lines of Credit
- Cash Management
- Commercial Property Refinancing

Digital Solutions
- Universal Digital Platform
- Account Opening Platform

*Retail crypto trading launch expected in 1H calendar 2022

Integrated Securities and Banking

Leveraging Bank's existing digital platforms allows for a unique integrated and flexible Banking and Securities product features



Onboard Clients Faster
"Single-Pane"
Rich Banking, Securities, and Crypto Features
Unified Service Model
End Clients
Universal Enrollment Platform
Universal Digital Bank Platform
Securities
Crypto
Banking
Salesforce Service Cloud + Five9

- **Consumer Banking**
- **Self-Directed Trading**
- **Crypto Trading**
- **BD/RIA (Investors)**

Axos Clearing Overview

- Leadership team with more than 100 years combined industry experience
- More than 240 employees across Clearing and Custody
- Nation's 8th largest Clearing Services firm by number of broker-dealer clients[1].
- Nation's 4th largest Custodian by AUC
- More than $40 billion in Clearing Services client assets
- Axos Financial Inc., acquired E*TRADE Advisory Services in August 2021

Trailing Twelve Months (TTM) ending March 31, 2022 ($M)



Sweep Interest
6%
1%
Interest Income
Margin Lending
20%
52%
Clearing Fees & Execution
Securities Lending
21%

Key Highlights	TTM March 2021	TTM March 2022
Clearing Fees & Execution	$18,098,111	$24,185,981
Securities Lending	$5,768,200	$9,522,371
Margin Lending	$9,223,695	$9,157,454
Sweep Interest	$6,311,497	$2,975,479
Interest Income	$1,713,989	$258,126
Total Revenues	$41,115,494	$46,099,413

[1] InvestmentNews Top clearing and custody firms for financial advisers October 2021.

Secular Industry Trends Provide Opportunities for Axos

Fee Compression for Active and Passive Investment Managers

- RIAs need to reduce costs and streamline back-office ops
- Automation frees up > time/resources for client interactions

Advisors are Leaving Wirehouses to Become Independent Advisors

- Axos to provide bundled securities clearing, custody and banking services
- Target small & medium-sized RIAs and IBDs that large custodians do not serve well

Aging Advisor Population Is Driving Consolidation and Succession Planning

- Axos to provide succession-based and M&A financing to RIAs and IBDs
- Nation-wide footprint and industry focus are competitive advantages

Digitization of Wealth Management

- Axos will offer direct-to-consumer and private label robo-advisory solutions to individuals and independent RIAs

Axos Advisor Services (AAS) At A Glance

Liberty Provides a Comprehensive Turnkey Platform



Unified Managed Accounts
Easy Rebalancing
Automatic Reconciliation
Customer Relationship Management
Proposal Generation
Simplified Account Opening
eSignature
Tax Management Tools
Fee Billing
Performance Reporting

Serving 200 RIAs[1]
($1M+ AUC)

~$25B Assets Under Custody[2]

TAMPs	Traditional RIAs	Small RIAs
62% of Total AUC[3]	***35% of Total AUC[3]***	***3% of Total AUC[3]***
Turnkey Asset Management Platform, relies on Reps to gather assets and maintain relationship with investor	Gathers and manages assets, works directly with investor	Advisors with <$25M in AUC

Note: Data as of 3/31/2022
1. 200 total advisors on Liberty platform; advisors with <$1M AUC comprise <$4M in total assets
2. Includes $226M 401K AUC
3. Excludes $226M 401K AUC

Axos Clearing Revenue Sensitivity to Key Metrics

Increase in revenue related to key metrics – Illustrative
Axos Clearing – excluding AAS

AUC Increase



Revenue
$0.6M
$1.2M
$1.8M
$2.4M
$250M
$500M
$750M
$1B
Increase in AUC

Lending Balances



Margin Balances
Sec Lending Balances
Revenue
$1.7M
$0.9M
$3.5M
$1.8M
$5.2M
$2.7M
$6.9M
$3.5M
$50M
$100M
$150M
$200M
Increase in Lending Balances

*Analysis does not include any benefits from cash deposits held on balance sheet

Axos Clearing Long-Term Revenue and Expense Synergies

Revenue Synergies*

Axos Securities:

- Margin Loans
- Securities Lending
- Fixed Income Trading
- Order Flow
- White-label Robo Advisor

Axos Consumer Banking:

- White-label Banking
- Auto Lending
- Mortgage Lending
- Unsecured Lending

Axos Business Banking:

- Small Business Banking
- RIA Lending


Axos Custody
Axos Clearing
Axos Invest

Cost Synergies*

Axos Securities:

- Self-Clearing
- Regulatory/Compliance
- Client Acquisition Costs
- Customer Service
- IT Infrastructure/Dev

Axos Consumer Banking:

- Deposit Servicing Costs
- Client Acquisition Costs

Axos Business Banking:

- Client Acquisition Costs

*Not included in EPS accretion or tangible book value earn-back analysis

Axos Clearing Revenue Expansion

Leveraging lower-cost platform accelerates strategy to drive higher and more diverse revenues

New Growth Initiatives

- Investment in build out of Sales teams to cover growth markets including LATAM
- Axos Advisory Services
- Portfolio Margin
- Securities Backed Lines of Credit (SBLOC)
- Fintech brokerage APIs
- Crypto trading platform for brokers and financial advisors (offered via Axos Digital Assets, LLC)

Est. Revenue Contribution of New Growth Initiatives

FY2023 (%)


Total Fees
Active Trading
Fintech
SBLOC
Crypto
4
3
4
1
88

FY2024 (%)


Total Fees
Active Trading
Fintech
SBLOC
Crypto
7
3
10
6
74

Business Segment Overview – Axos Invest

axos

Core Services	▪ Free financial digital advisor that helps clients achieve their goals by automating the financial planning process. ▪ Provides premium packages for clients who want additional value beyond our core services.
Customer Behavior	▪ **High Conversion Rates** – Platform has been able to sustain 20% conversion rate with low client attrition. ▪ **Low Acquisition Costs**– Compared to industry standards, historic acquisition costs have sub – $50/per client (funded account). ▪ **Sticky Accounts** – Clients trust our advice with 49% following our recommendations within first week.
Customer Served	▪ Do-It-Yourself Mass Market

24,000+ sticky customer accounts with opportunities to cross-sell banking and premium services

Axos Invest Managed Portfolios Industry Comparison

Attributes	Axos	SoFi	Betterment	Fidelity Go
Business Model and Differentiators	Low-cost, integrated Bank, Borrow, and Invest financial suite – best of both worlds with strong value for consumers	Simple ETF allocation bundled with SoFi loans and free management and unlimited access to financial advisors	Simple asset allocation and rebalancing model with low fees – Advisor access with premium subscription	Simplified choice for investors who want an all-digital Robo-advisor
Fee Structure (AUM)	0.24%	Free	0.25%	Free: AUM <$10k $3/M: AUM $10k-$49.9K 0.35% >$50k
User Interface	Simple and seamless feel across both platforms	Very simple, easy to use, but generic	Very simple, easy to use, but generic	Very simple, easy to use, but generic
Referral Program	$20/Friend	$50 in Stock/Friend	Fee Waiver/Friend	N/A
Other	Access to licensed relationship team and non-proprietary model marketplace	No social responsible portfolio options	IRA access limited to paid membership	Only offers access to Fidelity Flex mutual funds

Key Differentiators

Integrated financial suite of products

Highly personal servicing approach

Key Goals of Universal Digital Bank

Personalization	› Increase chances of offering right product at the right time and place › Personalization is the right antidote for too much choice, too much content, and not enough time
Self-Service	› Eventual artificial intelligence tools assist sale of banking products such as deposits, loans, and mortgages › Products optimized by channel, recipient and journey › Self service saves time and cost (e.g., activate and de-activate debit-card in platform, send wires via self-service)
Facilitate Partnerships	› Easy integration of third-party features (e.g., biometrics) › Access to value added tools (e.g., robo-advisory, automated savings features) either proprietary or third party › Enable creative customer acquisition partners
Customizable Experience	› Provide holistic and interactive and intuitive design experience › Integrate online experience with other channels
Cross-Sell	› Artificial intelligence and big data credit models enable quick credit decisions › Customized product recommendations based upon analytical determination of need

Evolving Capabilities of the UDB Platform

UDB offers a growing set of products, capabilities and supported user segments

UDB 1.0 → UDB 2.0 → White Label UDB

Products + Features

- Banking: Axos deposit products
- Borrowing: Axos loan products
- Investing: Managed Portfolios, Self Directed Trading, Crypto
- Planning: Account Aggregation, PFM, Credit Monitoring

Segments

- Co-branded Wealth Management
- Small Business Banking

Enablers

- Personalized Offers + Content
- SSO to Enrollment Portals
- Universal Enrollment: Single, digital point of sale

The Digital Experience Roadmap

We continue to **evolve our digital experience** and **provide modern solutions** so financial services providers can have the speed, scalability, and flexibility they need to **deliver better client experiences**


White Label Universal Digital Bank
Cryptocurrency
White Label Enrollment
Roadmap for the Future
Credit Card
White Label Digital Advisor
Securities-Based Line of Credit

Axos Digital Assets

Vision

- Empower consumers with a secure crypto trading environment that unifies with everyday banking and brokerage.
- Provide a flexible blockchain powered platform for issuance, trading, clearing, settlement, payment, and custodianship for digital instruments.

Approach

Retail
(spread capture, transaction)

Provide a two-sided marketplace for issuers and investors

Clearing and Transaction Services
(transaction, usage fees, spread capture)

Provide API services to provide companies with a comprehensive suite of crypto, payments, and treasury services

Axos Stablecoin (AXX)
(interest income on reserves)

Operate the core market infrastructure of AXX

Holistic Credit Risk Management

axos

What We Do

Utilize a holistic credit-risk management framework to manage and monitor credit quality at each stage of the loan life cycle, and leverage specialized Credit Tools to optimize monitoring and reporting capabilities

Credit Monitoring & Oversight

Loan Life Cycle	Set Appetite	Originations	Portfolio Management	Reporting	Special Assets
Axos Credit Objectives	Establish Credit Framework and Culture	Safe Growth	Monitor Assets Throughout Life Cycle	Data-Driven Decision Making	Mitigate Problem Loans
Example of Credit Tools	• Board of Directors • Annual Strategic Plan • Corporate Governance • Policies & Approval Authorities	PCLENDER THE TOTAL MORTGAGE SOLUTION ncino CoStar Group RIMS exactbid	iRisk LERETA	REIS Microsoft SQL Server	iRisk LERETA

Note: Credit Tools list is a sampling and is not purported to be comprehensive.

Annualized Charge-offs (Recoveries) to Average Loans Outstanding



%
0.25
0.20
0.15
0.10
0.05
0.00
-0.05
0.06
0.01
0.19
0.02
0.19
0.06
0.23
0.08
0.12
0.07
FY17
FY18
FY19
FY20
FY21
With HRB
Without HRB

Note I: Company uses a June 30 fiscal year-end.
Note II: The Company partnered with H&R Block Bank (HRB) to provide HRB branded financial services products. The partnership was terminated December 8, 2020.

Change in Allowance for Credit Losses (ACL) & Unfunded Loan Commitments Liability (UCL)

($ in millions)


155
150
145
140
135
130
125
120
8.7
140.5
(1.9)
0.3
1.0
4.5
9.7
143.4
Dec 31, 2021
ACL + UCL
Gross
Charge-offs
Gross
Recoveries
Provisions for
credit losses
March 31, 2022
ACL + UCL
ACL
UCL

Allowance for Credit Losses (ACL) by Loan Category as of March 31, 2022

$ Millions

Loans	Loan Balance	ACL $	ACL %
Single Family - Mortgage and Warehouse	$3,972.1	$21.8	0.55%
Multifamily & Commercial Mortgage	2,662.5	13.8	0.52%
Commercial Real Estate	4,293.0	69.8	1.63%
Commercial & Industrial Non-RE	1,780.6	26.3	1.48%
Auto & Consumer	521.9	11.6	2.22%
Other	16.1	0.1	0.28%
	$13,246.2	$143.4	1.08%

Contact Information

Greg Garrabrants, President and CEO
Derrick Walsh, EVP and CFO
Andy Micheletti, EVP of Finance

investors@axosfinancial.com
www.axosfinancial.com

Johnny Lai, SVP Corporate Development and Investor Relations

Phone: 858.649.2218

Mobile: 858.245.1442

jlai@axosfinancial.com